                Compuware Extends Tender Offer for Viasoft, Inc


FARMINGTON HILLS, Mich., Aug. 19 /PRNewswire/ -- Compuware Corporation (Nasdaq:
CPWR) today announced that it has entered into an amendment to the Agreement and Plan of Merger, dated July 14, 1999, among Compuware, CV Acquisition, Inc. and Viasoft, Inc. (Viasoft). The amendment to the Merger Agreement gives Compuware the right to extend the expiration of the Offer Period in connection with its tender offer for all the outstanding shares of common stock of Viasoft at any time, and from time to time, to the earlier of October 31, 1999, or five business days after the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. Any extension of the Offer Period after such dates must be by mutual agreement of Compuware and Viasoft.

Compuware also announced today that, pursuant to the Agreement and Plan of Merger, as amended, it has elected to extend the Offer Period until 12:00 Midnight, Eastern Time, on Monday September 20, 1999.

Compuware Corporation

Compuware productivity solutions help 14,000 of the world's largest corporations more efficiently maintain and enhance their most critical business applications. Providing immediate and measurable return on information technology investments, Compuware products and services improve quality, lower costs and increase the speed at which systems can be developed, implemented and supported. Compuware employs approximately 15,000 information technology professionals worldwide. With trailing 12-month revenues of more than $1.7 billion, Compuware is the world leader in client/server development technology. For more information about Compuware, please contact the corporate offices at 800-521-9353. You may also visit Compuware on the World Wide Web at www.compuware.com.

Viasoft, Inc.

Headquartered in Phoenix, Ariz., Viasoft provides sales and professional services through regional offices in the United States, Canada, Australia, Europe and a growing network of international subsidiaries, distributors and resellers. For more information on Viasoft's services and technologies, please visit the company's World Wide Web site at www.viasoft.com.

/CONTACT: Christopher M.F. Norris, Director, Corporate Communications of Compuware, 248-737-7506; or Mark Schonau, Senior Vice President of Finance & Administration of Viasoft, 602-808-1090/